Exhibit 99.4

To all employees,

MF Global has been researching alternatives for addressing employee stock options that were granted in July 2007 as part of the initial public offering. These options carry a strike price of $30.00, which is significantly higher than our current share price. Earlier today, we filed a preliminary proxy statement with the SEC [(link)] with a proposal to the shareholders to implement an option exchange program. Shareholders will be asked to vote on a proposal to offer eligible employees an option exchange program at the annual general meeting of shareholders on August 13, 2009. If shareholders approve the proposal, we will have up to six months to implement the program.

Until the shareholders approve the proposal, there is nothing that you need to do. You can click here [(link)] for basic FAQs on the proposed exchange program. I will update you again following our annual general meeting in August.

Kind Regards,

Thomas Connolly

Legal disclosure

The option exchange program described in this note has not yet commenced and neither this note and related FAQs nor the preliminary proxy statement constitutes an offer to holders of eligible options to exchange such options. We will only commence an exchange offer, if at all, if the company’s shareholders approve the proposed option exchange program. If the exchange program is approved by our shareholders, upon the commencement of the offer we will provide eligible employees with written materials explaining the full terms and conditions of the offer in a Tender Offer Statement on Schedule TO, and will also file these materials with the SEC. Employees who are eligible to participate in the option exchange program should read the Tender Offer Statement on Schedule TO, as well as any amendments and supplements, and other related materials as and when they become available, because they will contain important information about the exchange program.

In connection with the proposal to be voted on by our shareholders with respect to the exchange program discussed in this note and related FAQs, we have filed a preliminary proxy statement with the SEC and intend to file other relevant materials with the SEC, including a definitive proxy statement. Our shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the exchange program, because they will contain important information about the program.

MF Global shareholders and option holders will be able to obtain the materials described above and other documents filed by us with the SEC free of charge from the SEC’s website at www.sec.gov or by contacting us at: MF Global, 717 Fifth Avenue, New York, New York 10022, Attention: Investor Relations or InvestorRelations@mfglobal.com or by calling 1-800-596-0523.